

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

<u>Via E-mail</u>
Mr. Marco Patuano
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

   Re: **Telecom Italia S.p.A.**
       Form 20-F for the fiscal year ended December 31, 2012
       Filed April 16, 2013
       File No. 1-13882

Dear Patuano:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Robert S. Littlepage for

            Larry Spirgel
            Assistant Director